U.S. Concrete, Inc.
331 N. Main Street
Euless, Texas 75035

December 4, 2020

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street N.E.
Washington, D.C. 20549

> **Re: U.S. Concrete, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 25, 2020**
> **File No. 001-34530**

Dear Ms. Singleton and Ms. Raminpour:

U.S. Concrete, Inc. (the "Company", "we", "us", or "our") hereby provides its response to the comments of the staff of the Securities and Exchange Commission (the "Staff") in the Staff's letter dated November 19, 2020 on our Form 10-K for the fiscal year ended December 31, 2019 ("2019 10-K"). For ease of reference, we have repeated the Staff's comments below and numbered our responses to correspond with the Staff's comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 2. Properties, page 21

**1.** **Please tell us if you consider any of your quarries to be individually material and, if so, revise to include the additional information set forth in Industry Guide 7.**

*Response:* Information about our mining activities is disclosed in "Item 1. Business – Our Products", on page 5 of our 2019 10-K and in "Item 2. Properties", on page 22 of the 2019 10-K. The Company owns or leases quarries in the United States and Canada to support its ready-mixed concrete segment and for third party sales. The Company's ready-mixed concrete segment generated 87% of the Company's revenue and 75% of the Company's total reportable segment Adjusted EBITDA in 2019. The ready-mixed concrete segment generated 87% and 91% of the Company's revenue in 2018 and 2017, respectively, and 81% and 87% of the Company's total reportable segment Adjusted EBITDA in 2018 and 2017, respectively.

We do not consider any of our quarries to be individually material. In each case, we have considered quantitative and qualitative factors in making this determination. For 2019, we have reviewed the net sales, Adjusted EBITDA, and the reserves valuation for each quarry, including, with respect to each, the quarry operations through the point of external sales. No individual quarry's sales constituted more than 7% of the Company's total net sales and no individual quarry's reserves represented more than 9% of the Company's total assets. In addition, no individual quarry's Adjusted EBITDA represented more than 10.5% of the Company's total reportable segment Adjusted EBITDA. We have also considered the number, size and location of the reserve claims and leases for all of our quarries as described above. We considered that the majority of products sold from our mining locations represent sales to third parties rather than raw materials for our ready-mixed concrete plants, and in those instances where we supply our ready-mixed concrete plants with internally produced aggregates, there are adequate supplies from alternative sources, mitigating any interdependencies. Based on these quantitative and qualitative factors, we do not believe that any single quarry is currently material to the financial condition or operations of the Company and we further believe that we have disclosed in Items 1 and 2 of our 2019 10-K all material, required information about our quarry operations.  In preparing future filings, we will continue to evaluate whether any of our quarries is individually material and will include any required disclosures as necessary.

**2.**    **Please separate your mineral reserves into proven or probable categories or tell us why you do not believe it necessary to do so. See item (2) of the Instructions to paragraph (b)(5) of Industry Guide 7.**

*Response:*  The total tons of reserves disclosed in "Item 2, Properties," in our 2019 10-K represent the total amount of proven and probable reserves.  In accordance with Industry Guide 7, we have aggregated the proven and probable reserves, as the difference in degree of assurance between the two classes cannot be readily defined.  We will revise future filings to clarify that the degree of assurance between the two classes cannot be readily defined for our reserves.

**3.**    **We note your disclosure of 97.8 million tons of reserves for your quarry in British Columbia, Canada. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:**

- **Property and geologic maps**
- **Description of your sampling and assaying procedures**
- **Drill-hole maps showing drill intercepts & geologic gross-sections**
- **Description your cut-off calculation or how you separate ore from waste**
- **Justification for the drill hole spacing used to classify and segregate proven and probable reserves**
- **A detailed description of your procedures for estimating reserves**
- **Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses**
- **A detailed permitting and governmental approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.**

**These documents should be formatted as Adobe PDF files.  Please provide the name and phone number for a technical person whom our engineer may call if we have technical questions about your reserves.  Please contact our Mining Engineer, John Coleman, at (202) 551-3610 to arrange for the submission of the information outlined above.**

*Response:*  We have spoken with Mr. Coleman, given him the contact information for our technical person in case there are technical questions about reserves, and arranged for submission of the supplemental information requested by the Staff.  Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we are providing the requested information via file transfer on a supplemental basis only. Pursuant to Rule 12b-4, we respectfully request that the requested information be destroyed upon completion of the Staff's review thereof.

**Note 20. Segment Information, page 77**

**4.** **Refer to your tabular disclosure of revenue by product on page 79. Please also consider including disaggregated revenue by geographic region and by type of construction activity as we note you disclose within the Business section that you principally operate in three regions (East Region, Central Region, and West Region) and are able to disclose the revenue percentages for each region. Also, we note you are able to provide the percentages of ready-mixed concrete product revenue among commercial and industrial, residential and infrastructure customers. Reference is made to ASC 606-10-50-5 and ASC 606-10-55-91(b). Please revise or advise.**

*Response:* Pursuant to ASC 606-10-50-5, we considered the appropriate level of disaggregation depicting the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors. In determining the appropriate disaggregation, we also considered the categories suggested in ASC 606-10-55-91: (a) the type of good or service, (b) geographical region, (c) market or type of customer, (d) type of contract, (e) contract duration, (f) timing of transfer of goods or services (point-in-time or over time) and (g) sales channels.

After analyzing these factors, we determined that within our segments, our revenue streams come from the same types of customers, the same type of products and services, similar contract duration, and the same transfer of products (substantially all which are recognized at a point in time), and similar geographical regions; thus, the economic factors affecting the Company's contracts with customers do not vary significantly. Furthermore, while we are able to group our ready-mixed concrete and aggregate products businesses into regions, there is not a materially different risk profile among the regions, and the regional groupings do not have a direct impact on the nature, amount, timing and uncertainty of revenue and cash flows. Therefore, we believe disaggregating revenue by region is not required by ASC 606-10-55-91, as the economic factors affecting each region are not dissimilar.

Within our 2019 10-K Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), we determined that, although not required under ASC 606-10-50-5, it would be meaningful to the readers to present revenue trends for our regions. Per S-K 303(a)(3), we believe that providing the revenue trends by region in MD&A provides additional detail around certain components of revenue that are useful for the reader to fully understand the Company's results of operations. The regional groupings are not affected differently by economic factors, there are similar operations at each region, and there are no significant differences in contractual terms across each region that would impact the nature, amount, timing and uncertainty of revenue and cash flows. Therefore, we have elected to discuss net sales by region within the results of operations.

Further, from time-to-time, we have provided percentages of ready-mixed concrete product revenue among commercial and industrial, residential and infrastructure customers.   Such percentages are developed by an internal categorization, and the distinction between categories in some instances (such as mixed-use properties having retail on the ground floor and residential or office space on upper floors) is not easily determined.  Within these breakouts as well, there is not a materially different risk profile, nor do these end customer groupings have a direct impact on the nature, amount, timing and uncertainty of revenue and cash flows.  Therefore, we do not believe disaggregating revenue by end customer type is required by ASC 606-10-55-91.

In preparing future filings, we will continue to evaluate the manner by which we report disaggregated revenues and will revise future disclosures as necessary.

Please call me at (817) 835-4105 with any questions concerning this letter if you would like to discuss any of our responses further.

Sincerely,

/s/  John E. Kunz___

John E. Kunz
Chief Financial Officer